Hasco Medical, Inc. 15928 Midway Road Addison, TX 75001 Tel (214)302-0930 Tim@HascoMed.com HascoMed.com

July 9, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Hasco Medical, Inc. Form 10-K for the Year Ended December 31, 2012 Amendment No. 1 to Form 8-K Filed on May 1, 2012 File No. 000-52422

Dear Ms. Jenkins,

We are in receipt of your comment letter dated June 25, 2013 and offer the enclosed attachment as response.

In answering your comments, the Company wishes to satisfy all disclosure and financial reporting requirements.  Some matters are addressed specifically, others generally with stated intent to provide additional disclosures in the future.  The company wishes to avoid the restatement of its financial statements and would like to work with the Commission to that end.  As we state in the attached response, the company has a good faith belief that the financial statements as presented are materially accurate and all required material disclosures have been set forth.

The Company acknowledges it is responsible for the adequacy and accuracy of disclosures within its filings.  To that end, the Company has taken additional measures to assure the completeness and accuracy of future filings.

We acknowledge that staff comments or responses do not foreclose the Commission from taking any further action with respect to this filing, and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or by any federal securities regulatory agency.

Sincerely,

Robin Braun Urban

Controller, Interim Chief Financial Officer